UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Forma Therapeutics Holdings, Inc.

(Name of Subject Company)

Forma Therapeutics Holdings, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34633R104

(CUSIP Number of Class of Securities)

Frank D. Lee

President & Chief Executive Officer

Forma Therapeutics Holdings, Inc

300 North Beacon Street

Suite 501

Watertown, Massachusetts 02472

(617) 679-1970

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

William D. Collins, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Forma Therapeutics Holdings, Inc., a Delaware corporation (“Forma”), with the Securities and Exchange Commission (the “SEC”) on September 15, 2022, relating to the tender offer by NNUS New Dev, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Forma for a purchase price of $20.00 per Share in cash, to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Novo and Purchaser with the SEC on September 15, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Novo and Purchaser with the SEC on September 15, 2022 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. Forma believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Forma wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Certain Financial Projections” is hereby amended and supplemented by replacing the eleventh full paragraph on page 35 of the Schedule 14D-9 in its entirety with the following:

In addition, at the direction of Forma management, Centerview utilized unlevered free cash flows for the fourth quarter of fiscal year 2022 and the fiscal years 2023 through 2040 in its discounted cash flow analysis, which were calculated solely based on the Forecasts provided by Forma management and approved for Centerview’s use by the Forma Board. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Forecasts or other projected financial information provided by Forma management. For purposes of calculating the discounted cash flow, Centerview calculated per Forma’s management the estimated (i) benefit of taxes saved from net operating losses of $151 million and research and development U.S. federal tax credits of approximately $41 million as of December 31, 2021 and estimated $8 million federal tax credits in 2022, and (ii) impact of future equity raises, including implied future dilution, taking into account the dilutive impact of the assumed $50 million capital raise in 2023 at $12.00 per share (including a 5% spread) and the net present value of the cost to raise $250 million in 2024 at a 10% discount and a 5% spread. The calculation of unlevered free cash flows does not take into account the effect of any net operating losses, which were calculated together with research and development tax credits separately.

The disclosure under the heading “Opinion of Forma’s Financial Advisor – Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing (a) in the second full paragraph and the third full paragraph on pages 39-40 of the Schedule 14D-9 in its entirety with the following:

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of September 30, 2022, using discount rates ranging from 13.0% to 15.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using the mid-year convention:

(i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2022 and ending on December 31, 2040, utilized by Centerview at the direction of the Company management and approved by the Forma Board for use by Centerview as set forth in the section titled “ – Certain Financial Projections”;

(ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s after-tax unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 80% year-over-year in perpetuity, as directed by the Company management; and

(iii) tax savings from usage of federal net operating losses of $151 million and future losses, as well as U.S. federal tax credits of approximately $41 million as of December 31, 2021 and estimated $8 million federal tax credits in 2022, each as set forth in the Forecasts;

Centerview divided the results of the foregoing calculations by the Company’s fully diluted Shares (calculated based on approximately 47.9 million shares of common stock and, using the treasury stock method, the dilutive impact of approximately 6.7 million options with a weighted average exercise price of $13.24 and approximately 1.8 million restricted stock units ~~determined using the treasury stock method and taking into account in-the-money options and restricted stock units~~) outstanding as of August 30, 2022 and taking into account the expected dilutive effect of the 2023 Capital Raise, as directed by the Company management.

The following language replaces in its entirety the language under the heading “Opinion of Forma’s Financial Advisor – Other Factors” on page 40 of the Schedule 14D-9:

Centerview noted for the Forma Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ending on August 30, 2022, which reflected low and high closing prices for the Shares during such period of $5.10 to $24.89 per Share.

•

Analyst Price Target Analysis. Centerview reviewed the stock price target for the Shares in Wall Street research analyst reports publicly available as of August 30, 2022, which indicated low and high stock price targets for the Shares ranging from $23.00 to $53.00 per Share, with the median of such price targets being $30.50.

•

Precedent Premiums Paid. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies announced since 2018 that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Merger, including among other reasons, their participants and size. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent consideration, where applicable) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50% to 80% premiums to the Company’s closing stock price on August 30, 2022 of $13.18, which resulted in an implied price range of approximately $19.75 to $23.70 per Share.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 49 of the Schedule 14D-9:

Legal Proceedings Related to the Offer and the Merger.

In connection with the Merger Agreement, seven complaints have been filed by purported Forma stockholders as individual actions in United States District Courts against Forma and Forma’s directors. Six complaints have been filed in the United States District Court for the Southern District of New York and are captioned O’Dell v. Forma Therapeutics Holdings, Inc., et al., 22-cv-7931 (filed September 16, 2022), Morgan v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8243 (filed September 27, 2022), Whitfield v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8263 (filed September 27, 2022), Justice v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8268 (filed September 28, 2022) Bushansky v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8314 (filed September 29, 2022), and Scott v. Forma Therapeutics Holdings, Inc., et al., 22-cv-8399 (filed October 1, 2022). One complaint has been filed in the United States District Court for the District of Delaware and is captioned Johnson v. Forma Therapeutics Holdings, Inc., et al., 22-cv-1275 (filed September 28, 2022). The foregoing complaints are referred to as the “Merger Actions.”

The Merger Actions allege that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated, (iii) damages and (iv) plaintiff’s attorneys’ and experts’ fees and expenses. Forma has also received a demand letter from a purported Forma shareholder (the “Demand”) requesting that Forma provide additional disclosures in connection with the Transactions. The Company believes that the claims asserted in the Merger Actions and the Demand are without merit and intends to defend vigorously against such claims. Additional lawsuits may be filed against the Company, the Forma Board, the Purchaser and/or the Surviving Corporation, and additional demand letters may be received, in connection with the Transactions, the Schedule TO and the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2022

FORMA THERAPEUTICS, INC.

By:	/s/ Frank D. Lee
Name: Frank D. Lee
Title: President and Chief Executive Officer